INTERNATIONAL TOWER HILL MINES LTD.

05012822

RECEIVED
2005 NOV 28 A 11:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 15, 2005

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

SUPPL

FILE #82-3248

Dear Sirs:

Re: International Tower Hill Mines Ltd. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

INTERNATIONAL TOWER HILL MINES LTD.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
President

PROCESSED
NOV 29 2005

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Encl.

dlw 11/29

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

ITH
INTERNATIONAL
TOWER HILL MINES

#507 – 837 West Hastings Street
Vancouver, BC V6C 3N6
Tel: (604) 685-1017
Fax: (604) 685-5777

NEWS RELEASE

RECAP OF ANNUAL MEETING OF SHAREHOLDERS

November 15th, 2005 – International Tower Hill Mines Ltd. (TSX: ITH, OTC BB: ITHMF, www.towerhillmines.com) wishes to advise that at the annual general meeting of shareholders held on November 15th, 2005, the shareholders approved the following matters:

1. The appointment of Mackay LLP, Chartered Accountants, as auditors of the Company for the ensuing year and authorizing the directors to fix the auditor's remuneration.

2. The election of directors as follows:

   Anton J. Drescher
   Rowland Perkins
   Gerhard Drescher

3. The increase in the authorized share capital from 20,000,000 common shares to 500,000,000 common shares without par value.

4. The adoption of a Stock Option Plan whereby the Company may grant options up to a maximum number of common shares equal 10% of the issued and outstanding share capital at the time of granting.

5. A change of name from "*International Tower Hill Mines Ltd.*" to "***PowerX Mines Inc.***" or such other name as is acceptable to the Board of Directors.

About International Tower Hill Mines Ltd.
The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. The Company is currently in various exploration stages and has interests in properties in British Columbia (Siwash Silver Leases), Canada.

FOR FURTHER INFORMATION:

International Tower Hill Mines Ltd.
Mr. Anton Drescher, President
Tel: (604) 685-1017
Web site: www.towerhillmines.com